Patterson Companies, Inc.

1031 Mendota Heights Road

St. Paul, MN 55120

VIA EDGAR

April 8, 2009

Ms. Tia Jenkins

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Patterson Companies, Inc.

Form 10-K for Fiscal Year Ended April 26, 2008

Filed June 25, 2008

Response Letter Dated March 20, 2009

File No. 000-20572

Dear Ms. Jenkins:

We are responding to your letter dated March 26, 2009. Our response follows the comment in your letter, which is presented in bold type.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

1.	We note from your response to comment 1 in our letter dated February 20, 2009, that you will include a separate-captioned section in the MD&A that references the financial statement footnote on customer financing and include any additional relevant disclosures of your off-balance sheet arrangements in your future 10-K filings. Please provide us with the disclosure you intend to include in your Fiscal 2009 Form 10-K. In your response tell us how you met the disclosure requirements set forth in paragraphs (a)(4) of Item 303 of Regulation S-K.

We believe that it is important to clarify that we do not have unconsolidated, off-balance sheet entities that issue debt. As we describe in the Notes to the Consolidated Financial Statements, we fully consolidate two special purpose entities that have been established strictly to sell financing contracts we receive from our customers. These special purpose entities serve to provide certain legal protections to the purchasers of the finance contracts should Patterson Companies, Inc. ever become bankrupt while the arrangements are in place. These special purpose entities do not issue debt or guarantee the debt of others. As also explained in the Notes to the Consolidated Financial Statements, the Company provides this financing service as a convenience to our customers. We have no reason to believe that the two groups that currently purchase these finance contracts would not be able or willing to continue the arrangements, nor do we have reason to believe that a disruption in the programs would have a material impact on the financial results, condition or cash flow of the Company. There are currently multiple other sources of funding available to our customers on competitive terms to fulfill their financing needs.

Ms. Tia Jenkins

Re: Patterson Companies, Inc.

April 8, 2009

We believe that the detailed discussion that we provide in the eighth paragraph of the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in conjunction with our Note 6 of the Consolidated Financial Statements addresses the matters required by paragraphs (a)(4)(i)(A) through (D) of Item 303 of Regulation S-K. With respect to Item 303 paragraph (a)(4)(i)(D), we are not aware of a known event, demand, commitment, trend or uncertainty that will result in or is reasonably likely to result in the termination, or material reduction in the availability of funds to the Company under these arrangements.

However, to further clarify and isolate the discussion regarding these arrangements, we intend to include a new section in our future Management’s Discussion and Analysis of Financial Condition and Results of Operations similar to the following, modified as necessary to discuss any developments or conditions that are known, or would be expected, to have a material impact our financial results, condition or cash flows.

Customer Financing Arrangements

The Company is a party to two arrangements under which it sells finance contracts it receives from its customers to outside financial institutions. These arrangements currently provide sources of liquidity for the Company that would have to be replaced should the current financial institutions be unable or unwilling to continue in the arrangements. Note 6, “Customer Financing”, to the Consolidated Financial Statements discusses the nature and business purpose of the arrangements and the activity under each arrangement during fiscal 2009, including the amount of finance contracts sold and residual interests held by the Company.

Patterson Companies, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at 651-686-1769.

Sincerely,

/s/ R. Stephen Armstrong
R. Stephen Armstrong
Executive Vice President, Chief Financial Officer and Treasurer

cc:	James W. Wiltz, Chief Executive Officer

Andre B. Lacy, Audit Committee Chairman

Stephen Stenbeck, Ernst & Young, LLP

Matthew L. Levitt, Secretary and General Counsel